

May 17, 2013

Via E-mail
Ms. Martha Sullivan, President and Chief Executive Officer
Sensata Technologies Holding N.V.
Kolthofsingel 8,
7602 EM Almelo
The Netherlands

Re: Sensata Technologies Holding N.V.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 8, 2013
File No. 1-34652

Dear Ms. Sullivan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

(Benefit from)/provision for income taxes, page 44

1.   We note the disclosure here as well as the details of your tax provision and the tax rate reconciliation on page 91 in Note 9 to your financial statements. In future filings, please expand your Management's Discussion and Analysis disclosures to address all material timing and reconciling items impacting your tax expense, to clearly indicate the impact each item had on your total tax expense and to discuss the underlying causes of the items. Identify any known trends for these items that are reasonably likely to result in your

liquidity increasing or decreasing in any material way. Refer to Item 303(a) of Regulation S-K.

Capital Resources, page 51

2.   You have disclosed at page 52 you have a $250 million share buyback program that will be funded by available cash and cash flows from operations. However, we note the restrictions you refer to in Note 8 of your financial statements and also noted the restricted net assets and cash balances held by the parent company disclosed in the Schedule I included in the filing. Please revise your future filings to explain how the noted restrictions impact your financial condition and ability to fund any share repurchases under your buyback program. Please also disclose any material cash balances held by your foreign subsidiaries. Include your proposed revisions to future disclosures in your filing as part of your response. Refer to Item 303(a) of Regulation S-K.

Notes to Consolidated Financial Statements, page 71

Note 20 – Unaudited Quarterly Data, page 126

3.   We note your disclosures on page 44 of the release of the tax valuation allowance on certain deferred tax assets in the fourth quarter of 2012. Describe the effects of this and any other unusual or infrequently occurring items in your quarterly data in future filings. Refer to Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief